Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
 Nordic American Offshore Ltd.:
We consent to the incorporation by reference in the registration statements (No. 333-208351 and No. 333-208592) on Form F-3 of Nordic American Offshore Ltd. and subsidiaries (the Company) of our report dated March 23, 2016, with respect to the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2015 and the period from October 17, 2013 (inception) to December 31, 2013, which report appears in the December 31, 2015 annual report on Form 20-F of the Company.
/s/KPMG AS
Oslo, Norway
 March 23, 2016